February 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed January 13, 2025
File No. 333-283248

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter of January 31, 2025, in which you provided comments to Amendment No. 2 to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on January 13, 2025 (“Form F-1/A2”). We set forth below in bold the comments in your letter relating to Form F-1/A2 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, Amendment No. 3 to the Registration Statement on Form F-1 (“Form F-1/A3”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-1 filed January 13, 2025

Dilution, page 32

1. We read your revisions on page 32 in response to prior comment 1. We note you continue to disclose that “the pro forma as adjusted net tangible book value as of June 30, 2024 would have been approximately US$775,000, or US$0.05 per Share.” Please tell us how you determined this pro forma as adjusted net tangible book value. We also note that you disclose “[t]his represents an immediate increase in pro forma as adjusted net tangible book value of US$0.23 per Share.” Please reconcile this amount to the $0.300 increase in as adjusted net tangible book value per Share attributable to the investors in this offering disclosed in the dilution table.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we  have updated the disclosures in the Dilution section and revised the numbers accordingly.

Management

Compensation of Executive Directors and Executive Officers, page 94

2. Please update your executive compensation disclosure for the most recently completed fiscal year. Refer to Item 6.B of Form 20-F. Additionally, it is unclear what the “table below” mentioned in this paragraph is referring to, as you appear to disclose compensation information only on an aggregate basis. Please revise accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed “the table below” to avoid confusion and have updated the executive compensation disclosure for the most recently completed fiscal year.

Consolidated Financial Statements, page F-1

3. Please update your financial statements consistent with Item 8.A.4 of Form 20-F and the instructions thereto, or tell us why updated financial statements are not necessary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed as exhibit 99.7, a request for waiver and representation under item 8.A.4 of Form 20-F.

Exhibit Index

Exhibit 23.1 - Consent of OneStop Assurance PAC, page II-4

4. Please obtain and file an updated consent from your auditor.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have obtained and filed the updated consent from our auditor.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer